

05040896

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36472

CM 3/24

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spectrum Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 High Ridge Park

(No. and Street)

Stamford, Connecticut 06905

(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean M. Orlando 203-322-0189

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0411-0590658

Oath or Affirmation

I, Bernard M. Sussman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Spectrum Asset Management, Inc. as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Bernard M. Sussman,
Chief Investment Officer

Notary Public

NANCY K. DRAY
Notary Public
My Commission Expires November 30, 2008

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholders' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report on Internal Control of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(For SEC Filing Purposes)

Spectrum Asset Management, Inc.
Years Ended December 31, 2004 and 2003

0411-0590658

Spectrum Asset Management, Inc.

Financial Statements
and Supplemental Information

Years Ended December 31, 2004 and 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Spectrum Asset Management, Inc.

We have audited the accompanying statements of financial condition of Spectrum Asset Management, Inc. (the Company), wholly-owned by Principal Global Investors, which is a wholly-owned subsidiary of Principal Life Insurance Company, as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Asset Management, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 13, 2005

Spectrum Asset Management, Inc.

Statements of Financial Condition

	December 31	
	2004	**2003**
Assets		
Cash and cash equivalents	**$3,922,235**	$4,363,393
Management fees and commissions receivable	**4,081,609**	3,493,481
Fixed assets, net	**999,886**	107,046
Other assets	**3,399**	2,698
Total assets	**$9,007,129**	$7,966,618
Liabilities and stockholders' equity		
Liabilities:		
Accounts payable	**$ 18,278**	$ 41,147
Accrued compensation	**1,252,545**	2,423,893
Due to affiliates	**5,413,639**	4,578,911
	6,684,462	7,043,951
Stockholders' equity:		
Common stock, no par value – 100,000 shares authorized, issued and outstanding	**663,500**	663,500
Additional paid in capital	**1,750,000**	350,000
Accumulated deficit	**(90,833)**	(90,833)
Total stockholders' equity	**2,322,667**	922,667
Total liabilities and stockholders' equity	**$9,007,129**	$7,966,618

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Operations

	Years Ended December 31	
	2004	**2003**
Revenues:		
Management fees	**$26,728,241**	$20,456,864
Commissions	**2,531,794**	3,414,411
Interest income	**43,181**	33,509
Total revenues	**29,303,216**	23,904,784
Expenses:		
Management fees – Principal Global Investors, LLC	**18,180,334**	12,861,069
Compensation and related expense	**9,823,143**	10,044,483
Other operating expenses	**1,299,739**	999,232
Total expenses	**29,303,216**	23,904,784
Income before income tax benefit	**–**	–
Income tax benefit	**101,592**	104,361
Net income	**$ 101,592**	$ 104,361

See accompanying notes.

Spectrum Asset Management, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2003	$663,500	$350,000	$ (90,833)	$922,667
Dividend to Principal Global Investors, LLC	–	–	(104,361)	(104,361)
Net income	–	–	104,361	104,361
Balance at December 31, 2003	663,500	350,000	(90,833)	922,667
Capital contribution from Principal Global Investors, LLC	–	1,400,000	–	1,400,000
Dividend to Principal Global Investors, LLC	–	–	(101,592)	(101,592)
Net income	–	–	101,592	101,592
Balance at December 31, 2004	$663,500	$1,750,000	$(90,833)	$2,322,667

See accompanying notes.

Spectrum Asset Management, Inc.

Statement of Cash Flows

	Years Ended December 31 2004	2003
Operating activities		
Net income	**$ 101,592**	$ 104,361
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	**57,040**	27,496
Loss on disposal of fixed assets	**10,060**	2,811
Changes in assets and liabilities:		
Management and commission fees receivable	**(588,128)**	(1,441,559)
Other assets	**(701)**	1,686
Accounts payable	**(22,869)**	15,822
Accrued compensation	**(1,171,348)**	1,037,765
Due to affiliates	**834,728**	2,458,698
Net cash provided by (used in) operating activities	**(779,626)**	2,207,080
Investing activities		
Purchases of fixed assets	**(959,940)**	(87,214)
Net cash used in investing activities	**(959,940)**	(87,214)
Financing activities		
Capital contribution from Principal Global Investors, LLC	**1,400,000**	–
Dividend paid to Principal Global Investors, LLC	**(101,592)**	(104,361)
Net cash provided by (used in) financing activities	**1,298,408**	(104,361)
Net increase (decrease) in cash and cash equivalents	**(441,158)**	2,015,505
Cash and cash equivalents at beginning of year	**4,363,393**	2,347,888
Cash and cash equivalents at end of year	**$3,922,235**	$4,363,393

See accompanying notes.

Spectrum Asset Management, Inc.

Notes to Financial Statements

December 31, 2004

1. Organization

Organization and Nature of Business

Spectrum Asset Management, Inc. (the Company), is a registered investment advisor, broker-dealer and commodity introducing broker. The Company is a member of the National Association of Securities Dealers, Inc. (NASD), providing investment management and security investment brokerage for institutional clients. The Company is also a manager of domestic investment portfolios for corporate, government, and mutual fund clients. The Company primarily specializes in the management of fixed rate preferred stock and cash. To minimize principal fluctuations the Company uses its proprietary hedging strategy to establish a cross-hedge with U.S. Treasury futures. The derivative instruments are entered into by the Company's clients and are not reported in the financial statements of the Company. The Company clears its securities transactions on a fully disclosed basis through Bear Stearns & Co. Inc.

The Company is a wholly owned subsidiary of Principal Global Investors, LLC (Principal Global). Principal Global is a wholly owned subsidiary of Principal Life Insurance Company.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company's cash equivalents include money market funds. The Company considers all highly liquid debt instruments with maturities of three months or less at the date of purchase.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are comprised of furniture and equipment and leasehold improvements. Furniture and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from three to ten years. Additions and major renewals are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease.

Revenue Recognition

The majority of the Company's revenues are derived from fees for investment management services provided to institutional and other clients. During 2004 and 2003, 68% and 74%, respectively, of the Company's revenues were derived from two customers. Investment management fees are generally a function of the overall fee rate charged to each account and the level of assets under management by the Company. Assets under management can be affected by the addition of new client accounts or client contributions to existing accounts, withdrawals of assets from or terminations of client accounts, and investment performance, which may depend on general market conditions. Investment management fees and brokerage commissions are accrued over the period in which services are performed.

For certain accounts, additional fees may be based upon the performance of those accounts relative to market benchmarks. The Company recognizes these performance-based fee revenues when all contractual obligations have been satisfied.

3. Fixed Assets

Fixed assets consisted of the following:

	December 31	
	2004	**2003**
Furniture and equipment and leasehold improvements	**$1,063,600**	$159,878
Less accumulated depreciation	**(63,714)**	(52,832)
	$ 999,886	$107,046

4. Leases

As of December 31, 2004, future minimum rentals under operating leases for office space and certain equipment that have initial or non-cancelable lease terms in excess of one year are as follows:

2005	$ 233,531
2006	233,531
2007	233,531
2008	243,432
2009	240,350
Thereafter	1,158,667
	$2,343,042

Rent expense for 2004 and 2003 totaled $161,747 and $125,235, respectively.

5. Income Taxes

As a wholly-owned subsidiary of Principal Global, the Company's taxable income or loss is included in the consolidated income tax return filed by Principal Financial Group, Inc., (PFG) which is the parent of Principal Life Insurance Company, Principal Global's parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro-rata contribution of taxable income or loss. The Company's tax expense (benefit) is reimbursed by (paid to) its parent company as additional paid in capital or a dividend distribution.

Income tax benefit for the years ended December 31, 2004 and 2003, differs from the "expected" income tax amount computed by applying the statutory federal income tax rates to loss before income tax benefits primarily due to amortization of goodwill recorded for income tax purposes.

6. Related Party Transactions

Under the terms of an agreement between the Company and Principal Global, the Company pays a management fee to Principal Global based on specified percentages of the Company's management fees and commissions revenues. In connection with the

6. Related Party Transactions (continued)

agreement with Principal Global, the Company expensed $18,180,334 and $12,861,069 in 2004 and 2003, respectively. Remaining operating margins after the Company's accrual of the management fee to Principal Global represent variable compensation to be disbursed at the discretion of the Company's officers.

The Company reimburses Principal Global for employees' services and certain other operating costs, which are provided or initially paid by Principal Global and totaled $11,054,251 and $9,035,193 in 2004 and 2003, respectively.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2004, the Company had defined net capital of $1,038,640, which was $593,010 in excess of its required minimum net capital of $445,630. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 6.4 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

Supplemental Information

Spectrum Asset Management, Inc.

Computation of Net Capital – Part IIA

December 31, 2004

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$2,322,667
2.	Deduct ownership equity not allowable for Net Capital		–
3.	Total ownership equity qualified for Net Capital		2,322,667
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
	B. Other (deductions) or allowable credits		708,185
5.	Total capital and allowable subordinated liabilities		3,030,852
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$1,908,767	
	B. Secured demand note deficiency	–	
	C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
	D. Other deductions and/or charges	5,000	1,913,767
7.	Other additions and/or allowable credits		–
8.	Net capital before haircuts on securities positions		1,117,085
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments	–	
	B. Subordinated securities borrowings	–	
	C. Trading and investment securities:		
	1. Exempted securities	–	
	2. Debt securities	–	
	3. Options	–	
	4. Other securities	78,445	
	D. Undue concentration	–	
	E. Other	–	
10.	Net Capital		$1,038,640

0411-0590658

Spectrum Asset Management, Inc.

Computation of Net Capital (continued) – Part IIA

Computation Basic of Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$ 445,630
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		30,000
13.	Net capital requirement (greater of line 11 or 12)		445,630
14.	Excess net capital (line 10 less 13)		593,010
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		370,194

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition		6,684,462
17.	Add:		
	A. Drafts for immediate credit	$ –	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
	C. Other unrecorded amounts	–	–
19.	Total aggregate indebtedness		6,684,462
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		644%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Spectrum Asset Management, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2004

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: **Bear Stearns & Co., Inc.**	X
D. (k)(3) – Exempted by order of the Commission	______

Spectrum Asset Management, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2004

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2004.

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report on Internal Control of Independent Registered Public Accounting Firm

The Board of Directors
Spectrum Asset Management, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Spectrum Asset Management, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 13, 2005